Exhibit 1

PRESS RELEASE

CYREN Reports Fourth Quarter and Full Year 2013 Results
Fourth Quarter 2013 Revenues of $8.2 Million, Rose 22% Versus a Year Ago
Announces First Distribution Partner for CYREN WebSecurity

McLean, VA – February 24, 2013 – CYREN (NASDAQ: CYRN), a leading provider of integrated cloud-based security solutions and software-based security technology, today announced its fourth quarter and full year 2013 financial results for the period ending December 31, 2013.

In addition, the company, previously operating as Commtouch, announced that its common shares will commence trading on NASDAQ and the Tel Aviv Stock Exchange (TASE) under the name CYREN Ltd. with the symbol “CYRN” today. The new CUSIP (Committee of Uniform Security Identification Procedures) number will be M26895108.

Fourth Quarter & Full Year 2013 Financial Highlights:

•
Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $8.2 million for the fourth quarter of 2013 compared to $8.0 million for the sequential third quarter of 2013 and $6.8 million in the fourth quarter of 2012. Full year 2013 revenues totaled $32.2 million, an increase of 35% as compared to $23.9 million in 2012.

•
Non-GAAP revenues totaled $8.4 million for the fourth quarter of 2013 compared to $8.1 million for the sequential third quarter of 2013 and $7.0 million in the fourth quarter of 2012. Full year 2013 non-GAAP revenues totaled $32.8 million, an increase of 36% as compared to $24.1 million in 2012. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•
GAAP net loss for the fourth quarter of 2013 was $7.0 million compared to net loss of $0.9 million for the sequential third quarter of 2013 and a net loss of $0.5 million in the fourth quarter of 2012. Full year 2013 GAAP net loss totaled $9.9 million compared to GAAP net income of $1.5 million in 2012. Full year 2013 results include: an adjustment to deferred tax benefit of $5.3 million; an acquisition related earn out adjustment of $3.3 million; an investment impairment of $1.3 million; and acquisition expenses and related integration, severance and streamlining expenses of $0.6 million.

•
GAAP loss per basic share for the fourth quarter of 2013 was $0.26, compared to a loss of $0.03 for the sequential third quarter of 2013 and a loss of $0.02 in the fourth quarter of 2012. Full year 2013 GAAP loss per basic share was $0.38 compared to GAAP earnings per diluted share of $0.06 in 2012. Full year 2013 results include the aforementioned adjustments and expenses.

•
Non-GAAP net loss for the fourth quarter 2013 was $1.9 million compared to non-GAAP net income of $0.3 million for the sequential third quarter of 2013 and non-GAAP net income of $0.3 million in the fourth quarter of 2012.  Full year 2013 non-GAAP net loss totaled $1.4 million compared to non-GAAP net income of $3.9 million in 2012.

•
Non-GAAP loss per basic share for the fourth quarter 2013 was $0.07, compared to non-GAAP earnings per diluted share of $0.01 for the sequential third quarter of 2013 and $0.01 in the fourth quarter of 2012. Full year 2013 non-GAAP loss per diluted share was $0.05 compared to non-GAAP net income per diluted share of $0.16 in 2012.

•	Cash used by operating activities during the quarter was $0.2 million.

•	Cash as of December 31, 2013 was $3.8 million, compared to $4.0 million as of September 30, 2013.

“We delivered a solid fourth quarter performance driven by strong demand for our cloud-based detection services globally,” said Lior Samuelson, chief executive officer at CYREN. “In addition, we completed a major step in our transformation to a complete cloud-based Security-as-a-Service provider with the official launch of our CYREN WebSecurity offering and announced our first distribution partner.”

“Our core detection business remains very profitable and enables us to invest in new products to expand our market opportunity and enhance our top line growth rate,” Mr. Samuelson added. “We plan to continue leveraging our core assets to further expand our cloud-based service offering over the next 18 to 24 months.”

“We are pleased with our financial performance in the quarter, said Brian Briggs, chief financial officer at CYREN. Our continued streamlining efforts yielded another substantial improvement in the company’s cost structure in the fourth quarter and we significantly lowered our cash burn.   These efforts have strengthened our financial position and will enable us to focus on executing on our strategy.”

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Business Highlights:

•
CYREN launched its new cloud-based CYREN WebSecurity solutions built on the company’s market-leading security detection services. Delivering the low cost and high utility of cloud-based applications, CYREN WebSecurity is ideally suited to address explosive growth in demand for Security as a Service (SECaaS) solutions fueled by the BYOD trend, an increasingly mobile workforce, and the management and accessibility of information assets beyond the boundaries of traditionally secured network perimeters.

•
The company announced the first distribution agreement for its recently launched CYREN WebSecurity offering.  This partnership with Certsys, a leading Russian IT security provider, allows them to distribute CYREN’s cloud-based web security offering on a private label basis.

•
The company announced CYREN Security Center, which gives the industry online insight to the latest global trends in Internet security.  The Security Center includes reviews of the previous week’s malware and spam levels, common Web categories of sites that have been hacked, distribution of global zombies, and a spam topics cloud showing the main active spam campaigns on a daily basis.

•
Lior Samuelson, Chairman of the Board, expanded his role with the company to chief executive officer.  Mr. Samuelson has a long-term relationship with CYREN as well as an extensive career including serving as chairman, CEO and board member of multiple companies in technology, telecom, financial services and management consulting.

•	Eva Edwards Markowitz joined CYREN as vice president of human resources. Ms. Markowitz brings nearly two decades of leadership experience building and overseeing human resources teams.

•
CYREN partnered with U-Mail to offer its users strong protection against spam and viruses. U-Mail is one of the latest providers to join the large group of partners and customers that use CYREN services to protect their own business and that of their customers.

Business Outlook

Based on current expectations, the company is announcing its financial outlook for the full year 2014.  CYREN anticipates that its core detection business will remain steady, with low single digit revenue growth during 2014 and that its recently launched WebSecurity offering will be incremental to this growth. The company plans to continue to invest the cash flow from its core business into its new strategy.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes, acquisition related costs, investment impairment and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, February 24, 2013, at 10:00 a.m. ET to review the fourth quarter and full year 2013 highlights, as well as walk through a strategic overview and evolution of the company’s growth strategy.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-407-8289
Israel Dial-in Number: 1-80-940-6247
International Dial-in Number: 1-201-689-8341
at:

10:00 a.m. Eastern Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live on the investor relations section of CYREN’s website at http://www.cyren.com/ir.html.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of CYREN’s corporate website.

About CYREN
CYREN provides the world’s largest service providers and software vendors with the Internet security solutions they need to protect billions of people and transactions. Designed specifically to be easily deployed or private labeled by partners, CYREN’s Web, Email and AntiMalware products provide relentless protection on any device. CYREN’s proactive analytics and cloud-based malware detection capabilities equip its partners with security solutions that stand out as clear differentiators in the ever-evolving industry. Visit CYREN’s GlobalView Security Center or go to www.CYREN.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenWeb

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the press release; we assume no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact:	Israel Investor Relations Contact:
Brian Briggs, Chief Financial Officer	Iris Lubitch
CYREN	EffectiveIR
703.760.3444	+972.54.2528007
brian.briggs@CYREN.com	iris@EffectiveIR.co.il

U.S. Investor Contact:	CYREN Media Contact:
Monica Gould	Matthew Zintel
The Blueshirt Group	Zintel Public Relations
212.871.3927	281.444.1590
monica@blueshirtgroup.com	matthew.zintel@zintelpr.com

CYREN LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in  thousands of US dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2013	2012	2013	2012
	Unaudited	Unaudited	Audited	Audited

Revenues	$8,249	$6,785	$32,248	$23,910

Cost of revenues	1,945	1,367	7,201	4,350

Gross profit	6,304	5,418	25,047	19,560

Operating expenses:

Research and development, net	2,631	2,185	9,156	6,281

Sales and marketing	3,025	1,866	10,886	5,860

General and administrative	3,798	2,374	10,388	6,639

Adjustment of earnout obligation	(3,276)	-	(3,276)	-

Total operating expenses	6,177	6,425	27,154	18,780

Operating income (loss)	127	(1,007)	(2,107)	780

Impairment of investment	(1,289)	-	(1,289)	-

Financial (expenses) income, net	(390)	(70)	(1,255)	80

Net (loss) income before taxes	(1,552)	(1,077)	(4,651)	860

Tax (expense) benefit	(5,401)	530	(5,220)	625

Net (loss) income attributable to ordinary and equivalently participating shareholders	$(6,953)	$(547)	$(9,871)	$1,485

Earnings (loss) per share - basic	$(0.26)	$(0.02)	$(0.38)	$0.06

Earnings (loss) per share - diluted	$(0.26)	$(0.02)	$(0.38)	$0.06

Weighted average number of shares outstanding:
Basic	26,471	25,357	26,231	24,610

Diluted	26,471	25,357	26,231	25,140

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES
(in  thousands of US dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2013	2012	2013	2012
	Unaudited	Unaudited	Audited	Audited

GAAP operating profit (loss)	$127	$(1,007)	$(2,107)	$780
Stock-based compensation (1)	338	191	1,344	1,289
Other acquisition related costs (2)	-	400	142	777
Amortization of intangible assets (3)	448	286	1,755	589
Adjustment to earn out liabilities (4)	(3,276)	(19)	(3,279)	(19)
Executive terminations (6)	-	115	165	115
Adjustment to deferred revenues (7)	116	227	528	227
Settlement agreements (8)	-	-	91	-
Reorganization expenses (9)	219	-	316	-

Non-GAAP operating (loss) profit	$(2,028)	$193	$(1,045)	$3,758

GAAP net (loss) income	$(6,953)	$(547)	$(9,871)	$1,485
Stock-based compensation (1)	338	191	1,344	1,289
Other acquisition related costs (2)	-	400	142	777
Amortization of intangible assets (3)	448	286	1,755	589
Adjustment to earn out liabilities (4)	(3,100)	204	(2,398)	232
Income taxes (5)	5,756	(607)	5,292	(806)
Executive terminations (6)	-	115	165	115
Adjustment to deferred revenues (7)	116	227	528	227
Settlement agreements (8)	-	-	91	-
Reorganization expenses (9)	219	-	316	-
Investment Impairment (10)	1,289	-	1,289	-

Non-GAAP net (loss) income	$(1,887)	$269	$(1,347)	$3,908

GAAP (loss) earnings per share (dilluted)	$(0.26)	$(0.02)	$(0.38)	$0.06
Stock-based compensation (1)	0.01	0.01	0.05	0.05
Other acquisition related costs (2)	0.00	0.01	0.01	0.03
Amortization of intangible assets (3)	0.02	0.01	0.07	0.02
Adjustment to earn out liabilities (4)	(0.12)	0.01	(0.09)	0.01
Income taxes (5)	0.22	(0.02)	0.20	(0.03)
Executive terminations (6)	0.00	0.00	0.01	0.01
Adjustment to deferred revenues (7)	0.00	0.01	0.02	0.01
Settlement agreements (8)	0.00	0.00	0.00	0.00
Reorganization expenses (9)	0.01	0.00	0.01	0.00
Investment Impairment (10)	0.05	0.00	0.05	0.00

Non-GAAP (loss) earnings per share (dilluted)	$(0.07)	$0.01	$(0.05)	$0.16

Numbers of shares used in computing non-GAAP earnings per share (diluted)	26,471	25,598	26,231	25,140

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES
(in  thousands of US dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2013	2012	2013	2012
	Unaudited	Unaudited	Audited	Audited

(1) Stock-based compensation
Cost of revenues	$12	$26	$50	$53
Research and development	79	9	267	231
Sales and marketing	78	(69)	264	200
General and administrative	169	225	763	805

	$338	$191	$1,344	$1,289
(2) Other acquisition related costs
General and administrative	$-	$400	$142	$777

	$-	$400	$142	$777
(3) Amortization of intangible assets
Cost of revenues	$209	$128	$773	$272
Sales and marketing	239	158	982	317

	$448	$286	$1,755	$589
(4) Adjustment to earn out liabilities
General and administrative	$-	$(19)	$-	$(19)
Adjustment of earnout obligation	(3,276)	-	(3,279)	-
Financial expenses, net	176	223	881	251

	$(3,100)	$204	$(2,398)	$232
(5) Income taxes
Deferred tax asset - tax benefit	$5,756	$(607)	$5,292	$(806)

	$5,756	$(607)	$5,292	$(806)
(6) Executive terminations
General and administrative	$-	$115	$165	$115

	$-	$115	$165	$115
(7) Adjustment to deferred revenues
Revenues	$116	$227	$528	$227

	$116	$227	$528	$227
(8) Settlement agreements
General and administrative	$-	$-	$91	$-

	$-	$-	$91	$-

General and administrative	$219	$-	$316	$-

	$219	$-	$316	$-

Impairment	$1,289	$-	$1,289	$-

	$1,289	$-	$1,289	$-

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	December 31	December 31
	2013	2012
	Audited	Audited

Assets
Current Assets:
Cash and cash equivalents	$3,757	$5,137
Trade receivables, net	5,178	5,996
Deferred income taxes	48	2,239
Prepaid expenses and other accounts receivable	1,988	1,503
Total current assets	10,971	14,875

Long-term lease deposits	74	57
Severance pay fund	819	756
Property and equipment, net	2,674	1,608
Deferred income taxes	-	3,348
Intangible assets, net	36,395	37,086
Investment in affiliate	-	1,403
Total assets	$50,933	$59,133

Liabilities and Shareholders’ Equity
Current Liabilities:
Current credit line	$3,245	$-
Accounts payable	859	958
Employees and payroll accruals	3,102	2,280
Accrued expenses and other liabilities	1,366	1,587
Short-term earn out liabilities	1,428	4,048
Deferred revenues	4,499	4,535
Total current liabilities	14,499	13,408

Long-term deferred revenues	1,646	492
Long-term deferred tax	2,749	3,187
Long-term earn out liabilities	2,857	6,409
Accrued severance pay	873	915
Total long-term liabilities	8,125	11,003

Shareholders’ equity	28,309	34,722
Total liabilities and shareholders’ equity	$50,933	$59,133

CYREN LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of US dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2013	2012	2013	2012
	Unaudited	Unaudited	Audited	Audited
Cash flow from operating activities

Net (loss) income	$(6,953)	$(547)	$(9,871)	$1,485

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Disposal of fixed assets	18	-	18	-
Depreciation	278	129	1,136	560
Compensation related to options issued to employees and consultants	341	191	1,344	1,287
Amortization of intangible assets	448	284	1,755	589
Accrued interest, accretion of discount and exchange rate differences on credit line	(24)	-	84	-
Accretion of earn out liabilities	(3,100)	-	(2,398)	-
Impairment of investment in affiliate	1,289	-	1,289	-

Changes in assets and liabilities:
Decrease (increase) in trade receivables	667	(704)	868	(2,194)
Decrease (increase) in deferred taxes	5,444	(608)	4,980	(806)
Decrease (increase) in prepaid expenses and other receivables	424	143	(511)	(541)
Increase (decrease) in accounts payable	70	259	(248)	300
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	1,074	(1,022)	595	(861)
(Decrease) increase in deferred revenues	(154)	299	1,180	(164)
(Decrease) increase in accrued severance pay, net	(46)	21	(105)	(2)
Net cash (used in) provided by operating activities	(224)	(1,555)	116	(347)

Cash from investing activities

Payment for business acquisition, net of cash acquired	-	(10,243)	-	(10,243)
Change in long-term lease deposits	9	(12)	(17)	(17)
Proceeds from sale of fixed assets	-	-	4	-
Proceeds from sale of investment	194	-	194	-
Investment in affiliate	-	(176)	(80)	(176)
Purchase of property and equipment	(397)	(176)	(2,053)	(805)
Net cash (used in) investing activities	(194)	(10,607)	(1,952)	(11,241)

Cash flows from financing activities

Contingent payment of acquisition	-	-	(3,994)	(3,400)
Purchase of treasury shares at cost	-	(279)		(1,720)
Credit line	156	-	3,161	-
Proceeds from options exercised	25	157	1,241	890
Net cash provided by (used in) financing activities	181	(122)	408	(4,230)
Effect of exchange rate changes on cash	22	87	48	87
(Decrease) in cash and cash equivalents	(215)	(12,197)	(1,380)	(15,731)
Cash and cash equivalents at the beginning of the period	3,972	17,334	5,137	20,868
Cash and cash equivalents at the end of the period	$3,757	$5,137	$3,757	$5,137